JUL. 29, 2003


03024979

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG - 1 2003
WASH., D.C.
188
SECTION
SUPPL

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE SECOND QUARTER OF 2003..

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). PLEASE ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** Quarter: **2** Year: **2003**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,110,977**	**100**	**2,018,644**	**100**
2	**CURRENT ASSETS**	**993,553**	**47**	**830,837**	**41**
3	CASH AND SHORT-TERM INVESTMENTS	155,021	7	26,282	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	122,855	6	151,808	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	64,918	3	49,385	2
6	INVENTORIES	624,045	30	580,062	29
7	OTHER CURRENT ASSETS	26,714	1	23,300	1
8	**LONG-TERM**	**48,802**	**2**	**53,328**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	48,802	2	53,328	3
12	**PROPERTY, PLANT AND EQUIPMENT**	**788,136**	**37**	**858,452**	**43**
13	PROPERTY	382,267	18	339,620	17
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,410,234	67	1,377,481	68
16	ACCUMULATED DEPRECIATION	1,004,365	48	858,649	43
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**265,299**	**13**	**263,439**	**13**
19	**OTHER ASSETS**	**15,187**	**1**	**12,588**	**1**
20	**TOTAL LIABILITIES**	**1,165,286**	**100**	**1,558,124**	
21	**CURRENT LIABILITIES**	**805,039**	**69**	**1,507,124**	**97**
22	SUPPLIERS	610,654	52	573,136	37
23	BANK LOANS	0	0	88,630	6
24	STOCK MARKET LOANS	0	0	734,035	47
25	TAXES TO BE PAID	3,182	0	5,294	0
26	OTHER CURRENT LIABILITIES	191,203	16	106,029	7
27	**LONG-TERM LIABILITIES**	**293,410**	**25**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	293,410	25	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**66,837**	**6**	**51,000**	**3**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**945,691**		100 **460,520**	
34	**MINORITY INTEREST**	**110**		**300**	
35	**MAJORITY INTEREST**	**945,581**	**100**	**460,220**	**100**
36	**CONTRIBUTED**	**1,762,764**	**186**	**1,176,210**	**255**
37	PAID-IN CAPITAL STOCK (NOMINAL)	698,370	74	119,318	26
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	505,190	53	497,698	108
39	PREMIUM ON SALES OF SHARES	559,204	59	559,194	121
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(817,183)**	**(86)**	**(715,990)**	**(155)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	91,413	10	713,895	155
43	REPURCHASE FUND OF SHARES	101,863	11	151,452	33
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,025,505)	(108)	(1,567,995)	(340)
45	NET INCOME FOR THE YEAR	15,046	2	(13,342)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**155,021**	**100**	**26,282**	**100**
46	CASH	47,193	30	20,023	76
47	SHORT-TERM INVESTMENTS	107,828	70	6,259	24
18	**DEFERRED ASSETS (NET)**	**265,299**	**100**	**263,439**	
48	AMORTIZED OR REDEEMED EXPENSES	204,672	77	214,692	81
49	GOODWILL	10,474	4	11,026	4
50	DEFERRED TAXES	50,153	19	37,721	14
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**805,039**	**100**	**1,507,124**	
52	FOREING CURRENCY LIABILITIES	1,504	0	293	0
53	MEXICAN PESOS LIABILITIES	803,535	100	1,506,831	100
24	**STOCK MARKET LOANS**	**0**	**100**	**734,035**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	734,035	100
26	**OTHER CURRENT LIABILITIES**	**191,203**		100 **106,029**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	191,203	100	106,029	100
27	**LONG-TERM LIABILITIES**	**293,410**	**100**	**0**	
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	293,410	100	0	0
29	**STOCK MARKET LOANS**	**293,410**	**100**	**0**	**100**
61	BONDS	293,410	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**66,837**	**100**	**51,000**	
68	RESERVES	66,837	100	51,000	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,025,505)**		100 **(1,567,995)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,025,505)	(100)	(1,567,995)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	188,514	(676,287)
73	PENSIONS FUND AND SENIORITY	66,837	51,000
74	EXECUTIVES (*)	82	63
75	EMPLOYERS (*)	2,365	1,918
76	WORKERS (*)	3,921	4,551
77	CIRCULATION SHARES (*)	408,844,390	119,318,290
78	REPURCHASED SHARES (*)	0	1,582,890

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR **2003**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,328,763**	**100**	**2,266,764**	**100**
2	COST OF SALES	1,758,802	76	1,715,976	76
3	**GROSS INCOME**	**569,961**	**24**	**550,788**	**24**
4	OPERATING	567,538	24	536,761	24
5	**OPERATING**	**2,423**	**0**	**14,027**	**1**
6	TOTAL FINANCING	247	0	15,567	1
7	**INCOME AFTER FINANCING COST**	**2,176**	**0**	**(1,540)**	**0**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,176**	**0**	**(1,540)**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	15,703	1	16,222	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(13,527)**	**(1)**	**(17,762)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(2,012)	0	(734)	0
13	**CONSOLIDATED NET INCOME OF**	**(15,539)**	**(1)**	**(18,496)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	(3,415)	0	(3,859)	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(12,124)**	**(1)**	**(14,637)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(27,172)	(1)	(1,334)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**15,048**	**1**	**(13,303)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	2	0	39	0
20	**NET INCOME OF MAJORITY INTEREST**	**15,046**	**1**	**(13,342)**	**(1)**

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**

FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,328,763**	**100**	**2,266,764**	**100**
21	DOMESTIC	2,328,763	100	2,266,764	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**247**	**100**	**15,567**	**100**
24	INTEREST PAID	16,704	6,763	50,049	322
25	EXCHANGE LOSSES	857	347	342	2
26	INTEREST EARNED	7,429	3,008	2,393	15
27	EXCHANGE PROFITS	1,575	638	870	6
28	GAIN DUE TO MONETARY POSITION	(8,310)	(3,364)	(31,561)	(203)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**15,703**	**100**	**16,222**	**100**
32	INCOME TAX	12,521	80	11,008	68
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	3,182	20	5,214	32
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR **2003**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,404,272	2,663,324
37	NET INCOME OF THE YEAR	(9,816)	(20,872)
38	NET SALES (**)	4,564,219	4,632,933
39	OPERATION INCOME (**)	(43,956)	(16,983)
40	NET INCOME OF MAYORITY INTEREST(**)	(97,892)	(328,415)
41	NET CONSOLIDATED INCOME (**)	(97,877)	(328,380)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**15,048**	**(13,303)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	58,436	42,783
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**73,484**	**29,480**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(130,557)	(37,434)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(57,073)**	**(7,954)**
6	CASH FLOW FROM EXTERNAL FINANCING	(17,143)	(44,128)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(17,143)**	**(44,128)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(55,010)**	**(10,635)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(129,226)	(62,717)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	284,247	88,999
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	155,021	26,282

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: 2 YEAR: 2003
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**58,436**	**42,783**
13	DEPRECIATION AND AMORTIZATION FOR THE	52,066	42,451
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	4,865	332
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	1,505	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(130,557)**	**(37,434)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	8,042	69,597
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	2,251	86,583
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(16,359)	(1,907)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(90,170)	(133,620)
22	+ (-) INCREASE (DECREASE) IN OTHER	(34,321)	(58,087)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(17,143)**	**(44,128)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(42,470)
28	(-) STOCK MARKET AMORTIZATION	(17,143)	(1,658)
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(55,010)**	**(10,635)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	3,008	1,793
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(68,777)	(12,689)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	5,535	0
39	+ (-) OTHER ITEMS	5,224	261

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** **2003**
FAR BEN, S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.65	%	(0.59)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(10.35)	%	(71.36)	%
3	NET INCOME TO TOTAL ASSETS (**)	(4.64)	%	(16.27)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	55.22	%	(237.25)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.16	times	2.30	times
7	NET SALES TO FIXED ASSETS (**)	5.79	times	5.40	times
8	INVENTORIES ROTATION (**)	5.50	times	6.05	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	8	days	10	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.52	%	13.17	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.20	%	77.19	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.23	times	3.38	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.13	%	0.02	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.23	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.15	times	0.28	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.92	times	2.97	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.23	times	0.55	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.46	times	0.17	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.85	times	0.53	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.26	%	1.74	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.16	%	1.30	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.61)	%	(1.65)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(3.42)	times	(0.16)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	125.03	%	119.31	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.24)		$ (2.75)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.24)		$ (2.75)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.07)		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.31		$ 3.86	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.30	times	0.61	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(12.53)	times	(0.85)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	993,194
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	SERVICIOS PROFECIONALES	23,613,847	99.99	28,607	70,627
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	12,086
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	12,892
TOTAL INVESTMENT IN SUBSIDIARIES				**486,480**	**1,088,799**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**48,802**
T O T A L					**1,137,601**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,525	5,840	13,685	112,918	46,217	80,386
MACHINERY	259,924	194,640	65,284	684,516	355,946	393,854
TRANSPORT EQUIPMENT	19,639	16,535	3,104	37,418	23,546	16,976
OFFICE EQUIPMENT	15,531	13,347	2,184	87,941	62,441	27,684
COMPUTER EQUIPMENT	134,670	113,067	21,603	170,595	172,786	19,412
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**449,289**	**343,429**	**105,860**	**1,093,388**	**660,936**	**538,312**
NOT DEPRECIATION ASSETS						
GROUNDS	47,698	0	47,698	202,126	0	249,824
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**47,698**	**0**	**47,698**	**202,126**	**0**	**249,824**
TOTAL	**496,987**	**343,429**	**153,558**	**1,295,514**	**660,936**	**788,136**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CASA DE BOLSA BANCOMER	04/09/2009	6.00	0	293,410	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**293,410**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDOR	30/09/2003		609,150	0	0	1,504	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**609,150**	**0**	**0**	**1,504**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES			191,203	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**191,203**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			800,353	**293,410**	**0**	**1,504**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DEL 2003 ES 10.4176

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	144	1,531	0	0	1,531
TOTAL	**144**	**1,531**			**1,531**
NET BALANCE	**(144)**	**(1,531)**			**(1,531)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,971**	**20,533**	0	0	**20,533**
LIABILITIES POSITION	**144**	**1,504**			**1,504**
SHORT TERM LIABILITIES POSITION	144	1,504	0	0	1,504
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**1,827**	**19,029**			**19,029**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DEL 2003 ES 10.4176

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	488,322	1,237,666	749,344	0.40	3,029
FEBRUARY	494,547	1,148,109	653,562	0.28	1,816
MARCH	493,384	1,146,900	653,516	0.63	4,125
APRIL	524,187	1,151,145	626,958	0.17	1,070
MAY	468,746	1,126,421	657,675	0.32	(2,282)
JUNE	470,037	1,127,811	657,774	0.08	525
ACTUALIZATION:	0	0	0	0.00	27
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**8,310**

NOTES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2003**
FAR BEN, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.
b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.
c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.
d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

ACTUAL SITUATION OF FINANCIAL LIMITED

a) Relación activo circulante a pasivo circulante: 1.23
b) Relación pasivo total a capital contable: 1.23
c) Relación de pasivo con costo a capital contable: 0.31
d) Relación utilidad de operación más dep. más partidas virtuales a gastos financieros netos: 0.85

Constancia de las Obligaciones y/o pagarés de mediano plazo
Conforme a los acuerdos tomados por la Asamblea de tenedores de Obligaciones BEVIDES 97U celebrada el 2 de Septiembre del 2002 se dio dispensa a Far-Ben, S.A. de C.V. hasta el 30 de Enero del 2003, con respecto al cumplimiento de las limitaciones financieras a), b) y c) identificadas en la relación anterior. Así mismo, se otorgó dispensa a la limitación financiera indicada como d) hasta el 31 de Diciembre del 2003.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	131,202	0

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	131,202	0

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: 2 YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACIA				1,210,957		VARIOS	PUBLICO GENERAL
OTROS DEPTOS				1,117,806		VARIOS	PUBLICO GENERAL
T O T A L				2,328,763			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 1,229

Number of shares Outstanding at the Date of the NFEA: (Units) — 408,844,390

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	-9,816
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 — 1,244

Number of shares Outstanding at the Date of the NFEA: (Units) — 408,844,390

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI BEVIDES QUARTER: 2 YEAR: 2003

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR **2003**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	50,000,000		1,800,308		50,000	
B		0		358,844,390	118,793,196	10,440,189		648,370
TOTAL			**50,000,000**	**358,844,390**	**120,593,504**	**10,440,189**	**50,000**	**648,370**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
408,844,390
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30 OF JUNE** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. DANIEL ESTRADA ARELLANO
GERENTE DE CONTRALORIA

C.P. RENE ROMO CHAVEZ
GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA

MONTERREY, NL, AT JULY 29 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: BEVIDES

FECHA: 29/07/200: 17:39

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FAR BEN, S. A. DE C. V.		
DO MICILIO:	PINO SUAREZ 602 SUR INT. 501		
COLONIA:	CENTRO		
C. POSTAL:	64000		
CIUDAD Y ESTADO:	MONTERREY ,NL		
TELEFONO:	01-81-81-50-77-00 EXT. 1227		
FAX:	01-81-83-89-99-31 Y 32	**AUTOMATICO:**	X
E-MAIL:	inversionistas@benavides.com.mx		
DIRECCION DE INTERNET:	http://www.benavides.com.mx		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FBE911021CN8
DOMICILIO	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	LIC FREDERICK TURNER FURLAN
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	01-81-81-50-77-00 EXT. 1227
FAX:	01-81-83-89-99-32
E-MAIL:	fturner@benavides.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JAIME M. BENAVIDES POMPA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-50
FAX:	01-81-83-89-99-83
E-MAIL:	jbenavides@benavides.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ALVARO RODRIGUEZ ARREGUI
DOMICILIO:	PINO SUAREZ 602 SUR INT.501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY, N.L. NL

CLAVE DE COTIZACION: BEVIDES **FECHA:** 29/07/200: 17:39

TELEFONO:	01-81-83-89-99-44
FAX:	01-81-83-89-99-83
E-MAIL:	ara@benavides.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JAIME POBLETE STAMBUK
DOMICILIO:	PINO SUAREZ 602 SUR INT.501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-83-89-99-30
FAX:	01-81-83-89-99-83
E-MAIL:	jpoblete@benavides.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE:	C. P. RENE ROMO CHAVEZ
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1150
FAX:	01-81-81-50-72-22 EXT.1152
E-MAIL:	rromo@benavides.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C. P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT. 1191
E-MAIL:	Destrada@benavides.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. MARIO PERALES JUAREZ
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-34
FAX:	01-81-83-89-99-83
E-MAIL:	mperales@benavides.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO NO MIEMBRO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	SR. MARIO PERALES JUAREZ
DOMICILIO:	PINO SUREZ 602 SUR INT. 501

COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-34
FAX: 01-81-83-89-99-83
E-MAIL: mperales@benavides.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: PROSECRETARIO NO MIEMBRO DEL CONSEJO DE ADMINISTRACION
NOMBRE: SR. JEAN MICHEL ENRIQUEZ DAHLHUAS
DOMICILIO: PINO SUREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 11-05-06-02 (MEXICO)
FAX: 11-05-06-90
E-MAIL: jean.michel.enriquez@creel.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE PLANEACION Y DESARROLLO
NOMBRE: SR. FREDERICK TURNER FURLAN
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-00 EXT.1227
FAX: 01-81-83-89-99-32
E-MAIL: fturner@benavides.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE: C.P. RENE ROMO CHAVEZ
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY, N.L. NL
TELEFONO: 01-81-81-50-77-00 EXT. 1150
FAX: 01-81-81-50-77-16 EXT.1152
E-MAIL: rromo@benavides.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: GERENTE DE CONTRALORIA
NOMBRE: C.P. DANIEL ESTRADA ARELLANO
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY, N.L. NL
TELEFONO: 01-81-81-50-77-00 EXT. 1180
FAX: 01-81-81-50-77-16 EXT. 1191
E-MAIL: Destrada@benavides.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: QUARTER: YEAR:
FAR BEN, S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.